Exhibit 1.1

Clontarf Energy Plc

(Clon)

and

NEXT-ChemX Corporation

(NCX)

Heads of Agreement

Heads of Agreement is made the 14th day of February 2023

Between

Clontarf Energy plc, an England & Wales corporation, of 162 Clontarf Road, Dublin 3, D03 F6Y0, Ireland (“Clon”)

and

NEXT-ChemX Corporation, a Nevada corporation, of 1111 W 12th Street, #113, Austin, Texas 78703, USA (“NCX”)

(the parties)

Recitals

A. Clon and NCX have entered into mutual Heads of Agreement to set out certain principal commercial terms upon which the parties agree to form a 50:50 joint venture company in respect of marketing, testing and deploying the NCX DLE Technology in Bolivia (as further outlined in Clause 3: “Transaction”). Certain principal commercial terms including funding of the joint venture will be finalised as part of the Formal Agreements in the event that the Joint Venture proceeds.

B. Clon has an existing relationship with the State Lithium Company of Bolivia (“SLB”) in respect of obtaining exploration permits and licences for the extraction of lithium in Bolivia as well as introducing commercially viable direct lithium extraction (DLE) technologies that have the potential to greatly reduce or eliminate the need to use evaporation ponds that deplete the natural water resources.

C. NCX has a novel direct lithium extraction technology (“NCX DLE Technology”) that has been proven at a laboratory scale and intends to complete a pilot plant to perform commercial tests.

D. Subject to final due diligence and formal documentation, Clon is prepared to pay to NCX $500,000 in order that NCX provide the exclusive rights to use the NCX DLE Extraction Technology in Bolivia (“Exclusivity Fee”) to a newly formed company jointly owned by Clon and NCX. The Exclusivity Fee will be used by NCX for testing of brines and to assist any requirements necessary for the pilot plant referred to in Recital C above. For the avoidance of doubt, if the Exclusivity Fee is not paid within the time frame agreed to by both parties, Clontarf will have no rights to the NCX DLE Technology and the relationship between the parties will be at end with no claims from either Party.

E. The parties intend to be bound by this Heads of Agreement agreeing to have its terms restated in formal agreements which shall be consistent with, but may be more expansive and precise than, this Heads of Agreement (Formal Agreements).

Now therefore the Parties agree as follows:

Operative provisions

1. Definitions and interpretation

1.1 Definitions

In this Heads of Agreement:

Commencement means the date the Conditions are satisfied which shall not be later than the Conditions End Date.

Conditions have the meaning given in clause 5 of this Heads of Agreement.

Confidentiality Agreement means that certain “Mutual Confidentiality, Non-Disclosure, Agreement” in full force and effect at the time of the signature of this Heads of Agreement and dated August 15, 2022.

Encumbrance includes a mortgage, charge, bill of sale, lien, pledge, plaint, writ, warrant, caveat or any other interest, right, claim or demand whatsoever affecting or which might affect title to the Project, as applicable.

Exclusivity Fee has the meaning given in clause 3(d) of this Heads of Agreement.

Exclusivity Period has the meaning given in clause 5 of this Heads of Agreement.

Formal Agreements has the meaning given in Recital ‘C’ of this Heads of Agreement.

HOA means Heads of Agreement.

NCX DLE Technology has the meaning given in Recital ‘B’ and as further briefly summarised in Annexure A

Party means a party to this Heads of Agreement and its successors and assigns in accordance with this Heads of Agreement.

Transaction is as outlined in Clause 3.

1.2 Interpretation

In this Heads of Agreement:

(a)	headings are for convenience only and do not affect interpretation, and unless the context indicates a contrary intention; and

(b)	the expression “person” includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust; and

(c)	a reference to any party includes that party’s executors, administrators and successors and permitted assigns; and

(d)	a reference to any document (including this Heads of Agreement) is to that document as varied, novated, ratified or replaced from time to time; and

(e)	a reference to any statute or any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, an all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it; and

(f)	the word “includes” in any form is not a word of limitation; and

(g)	a reference to “$” is to the lawful currency of the United States of America unless otherwise stated.

1.3 Business Day

If the day on which any act, matter or thing is to be done under or pursuant to this Heads of Agreement is not a Business Day in Ireland and Texas, then such act, matter or thing may be done on the next business day in both Ireland and Texas.

2. Status of this Heads of Agreement

(a)	The parties agree that this Heads of Agreement is binding upon them and is enforceable in accordance with its terms unless and until it is either replaced by the Formal Agreements or terminated pursuant hereto.

(b)	The parties agree to negotiate in good faith the terms of the Formal Agreement understanding that certain principal terms are not yet decided. The Formal Agreements will, reflect the basic commercial terms set out in this Heads of Agreement, include the outstanding negotiated terms and include “boilerplate” and other provisions ordinarily included in such documents.

3. Transaction Terms

The parties agree to the following key Transaction terms and undertake the following obligations to implement the Transaction (in the context as indicated below):

(a)	The Parties intend to form a 50:50 joint venture company (“JVCo”) to exclusively liaise and transact with the State Lithium Company of Bolivia (“SLB”) in respect of the extraction of lithium from current and future operations in Bolivia which are controlled by SLB. The JV Company will be formally constituted upon successful testing of the brines at the NCX pilot plant. Key components of JVCo will include: funding of direct costs (plant, equipment, direct installation expenses) of next stage feasibility testing of a pilot plant in Bolivia; NCX and Clon agrees that “parent company” wages and expenses should remain outside of the joint venture in respect of management time and travel expenses; third party contractors and consultants required by the JVCo will be funded by JVCo.

(b)	It is proposed that JVCo will be responsible for exclusive negotiations with SLB in terms of testing NCX’s DLE Technology on brines from various Bolivian operations and, if successful, negotiating construction and processing contracts between JVCo and SLB for the implementation of NCX plants in Bolivia directly through JVCo.

(c)	The NCX DLE Technology will in all cases be and remain the property of NCX and be provided exclusively through JVCo in Bolivia for the purposes of the Transaction. Nothing in this Heads of Agreement of the Formal Agreements will transfer the NCX DLE Technology to JVCo or to any third party. The Parties note that NCX offers its NCX DLE Technology world-wide on a tolling basis and it is intended that JVCo will adopt this approach in respect of the provision of the processing technology in Bolivia.

(d)	Clon will pay directly to NCX the sum of USD$500,000 within 30 days of the signature of the present Heads of Agreement, or such time as may reasonably be necessary, in order that the JVCo may obtain the exclusive use of NCX DLE Technology in Bolivia (“Exclusivity Fee”). In addition when the payment of the Exclusivity Fee is paid, then NCX will issue that number of restricted common stock of NCX (CHMX:OTC) to Clon representing USD$500,000 at the next completed equity raising (material) price realised by NCX. It is agreed that NCX will use the Exclusivity Fee together with other funds available to it, towards the completion of the construction and testing of its 100% owned proprietary pilot plant which will be able to commercially test brines supplied from various operations, including Bolivia, to determine recovery rates and operating costs for the lithium extraction of each brine. NCX agree to show proof of funding to Clon in respect of the erection and completion of its proprietary pilot plant as part of this Transaction.

(e)	NCX would analyse reasonable quantities of different Bolivian brines and evaluate the extraction kinetics in the pilot plant tests. NCX makes no representations as to the rate or cost of the extraction but would guarantee only that the extraction will be direct lithium extraction without large scale evaporation.

(f)	Clon will assist JVCo in terms of liaising and negotiating with SLB to ensure that JVCo obtains all the necessary regulatory permissions and approvals for any extraction operations and associated infrastructure.

(g)	As part of the Transaction contemplated by this Heads of Agreement, Clon will issue the following Clon fully paid ordinary shares to NCX and / or its nominee as set out below:

i.	385,000,000 Clon Shares ((half of which will be locked in for 12 months from the date of issue) upon proceeding with the USD$500,000 Exclusivity Fee payment; and

ii.	250,000,000 Shares (half of which will be locked in for 12 months from the date of issue) upon the successful (i.e. with reasonably adequate purities, recoveries and costs) pilot processing of brines from Bolivia through the NCX pilot which leads to further commercialisation of the NCX technology and the Bolivian brines; and

iii.	250,000,000 Shares (half of which will be locked in for 12 months from the date of issue) upon the entry into a construction and processing contract between JVCo and SLB in respect of the processing of Bolivian brines utilising NCX processing technology.

(h)	NCX and / or its nominees will have the right, for 30 days from the signature date, to place GBP£250,000 in Clon at the same price of the January 2023 placement (gbp£0.00065) upon Clon decision to proceed with the Bolivian JVCo;

(i)	(i) The Parties acknowledge and agree that Clon is in the process of introducing other companies (outside of Bolivia) to potentially utilise NCX DLE technology (at this stage *** and ***. In the event of any successful transaction between NCX and a company introduced and facilitated by Clon, Clon will be entitled to a 15% contributing interest in NCX’s component of the agreed structure.

4. Due Diligence Investigations

(a)	Clon will be entitled to conduct a legal and technical review in respect of NCX as required for the purpose of the Transaction.

(b)	NCX will be entitled to conduct a legal, technical and financial review in respect of Clon, and is operations in Bolivia as required for the purposes of the Transaction.

Subject to any confidentiality undertaking that may be required by Clon and NCX, each Parties’ representatives shall ensure that the other is provided with reasonable access during normal business hours on request to such assets, books, records, personnel, premises and advisors of the other party in order to conduct its due diligence inquiries during normal local business hours. Making copies of any information relating to the NCX DLE Technology, including any technical information, will not be permitted.

5. Conditions Precedent

Implementation of the Transaction will be subject to the following conditions precedent:

(a)	completion by Clon to its satisfaction (in its sole discretion) of permitted due diligence investigations in respect of NCX (as appropriate for the Transaction), within 30 days of the date of this Heads of Agreement;

(b)	completion by NCX to its satisfaction (in its sole discretion) of permitted due diligence investigations in respect of Clon (as appropriate for the Transaction) within 30 days of the date of this Heads of Agreement;

(c)	payment of the Exclusivity Fee as provided herein; and

(d)	execution of Formal Agreements (considered necessary) which shall be consistent with and complete the terms hereof; and

(together, the Conditions of Proceeding).

Condition (a) is for the sole benefit of CLON and may only be waived in writing by CLON. Conditions (b) and (c) are for the sole benefit of NCX and may only be waived in writing by NCX. Condition (d) is for the benefit of both parties and may only be waived in writing by both parties.

If the Conditions are not satisfied (or waived in writing), without reasonable cause, within 30 days of the execution of this Heads of Agreement (Exclusivity Period) or such later date(s) as agreed by the parties) (Conditions End Date), the agreement constituted by this Heads of Agreement may be terminated by either party by notice in writing to the other party upon which each party will be released from their obligations under Agreement, except as otherwise provided under this Heads of Agreement. The parties will use their reasonable efforts to ensure that the Conditions are satisfied.

6. Covenants Prior to Completion

During the Exclusivity Period, all Parties warrant and covenant that (in the context indicated below):

(a)	That their business activities as they relate to the Transaction will continue to be carried on in a proper and efficient manner and otherwise in the ordinary course; and

(b)	nothing will be done by any Party which is likely to have a material adverse impact on the Transaction as contemplated by this Heads of Agreement.

7. Further Warranties and Assurances

(a)	Each of the parties shall from time to time, upon the request of another party, and at the expense of the requesting party, duly execute, acknowledge and deliver or cause to be duly executed, acknowledged and delivered, all such further instruments and documents reasonably required to give effect to the provisions of this Heads of Agreement.

(b)	The parties will, in the Formal Agreements, give such warranties, indemnities and undertakings in favour of one another as are typically included in an agreement for a transaction of this nature or reasonable or appropriate in the circumstances of the Transaction contemplated by this Heads of Agreement and, without limitation, will warrant that all information disclosed for the purposes of due diligence investigations under clause 4 represents all material information of which the party is aware (having made all due and proper enquiries and which could reasonably be expected to be material).

8. Confidentiality

The parties acknowledge and affirm that they are bound by that certain Confidentiality Agreement in accordance with its terms.

Without limiting the generality of the obligation under the Confidentiality Agreement, the parties affirm that the terms of this Heads of Agreement, all negotiations between the parties and all confidential information about any party which is obtained during the course of negotiations must be kept strictly confidential by the parties and must not be disclosed by any party (other than to legal and financial advisors) except with prior consent of the other parties, provided however, either party may disclose the present Agreement in order to comply with its obligations as a reporting issuer, including regarding the obligation to disclose the entry into force of a material agreement. In the event of required disclosure, the disclosing party shall seek permission to withhold information required to be withheld by the other party such as the identity of such party.

9. Legally Binding Effect

Each of the parties acknowledges and agrees that notwithstanding their intention that the present Heads of Agreement may be superseded by more detailed agreements that may to be entered into, the terms of this agreement are intended to form legally binding obligations between the parties.

10. Variation

No modification or alteration of this Heads of Agreement shall be made unless made in writing dated subsequent to the date of this Heads of Agreement and duly executed by the Parties.

11. Waiver

(a)	Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Heads of Agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or within this Heads of Agreement.

(b)	Any waiver or consent given by any party under this Heads of Agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this Heads of Agreement will operate as a waiver of another breach of that term or of a breach of any other term of this Heads of Agreement.

12. Consents

Any consents referred to in, or required under, this Heads of Agreement from any party may not be unreasonably withheld, unless this Heads of Agreement expressly provides for that consent to be given in that party’s absolute discretion.

13. Counterparts

This Heads of Agreement may be executed in any number of counterparts (including by way of email) each of which shall be deemed for all purposes to be an original and all such counterparts taken together shall be deemed to constitute one and the same instrument.

14. No representation or reliance

(a)	The parties acknowledge that no party, (nor any person acting on a party’s behalf) has made any representation or other inducement to it to enter into this Heads of Agreement; and

(b)	each party acknowledges and confirms that it has not entered into this Heads of Agreement in reliance on any representation or other inducement by or on behalf of any other party.

15. Costs

Each party will bear its own legal costs of and incidental to the preparation, negotiation, execution and stamping of this Heads of Agreement, its Due Diligence and any further negotiations between the parties.

16. Severance

If any provision of this Heads of Agreement is invalid and not enforceable in accordance with its terms, all other provisions which are self-sustaining and capable of separate enforcement without regard to the invalid provision, shall be and continue to be valid and forceful in accordance with their terms.

17. Further Assurance

Each Party shall sign, execute and do all deeds, acts, documents and things as may reasonably be required by the other Party to effectively carry out and give effect to the terms and intentions of this Heads of Agreement.

18. Entire Heads of Agreement

This Heads of Agreement shall constitute the sole understanding of the Parties with respect to the subject matter and replaces all other agreements with respect thereto.

19. Assignment

This Head of Agreement may not be assigned by either party without the written permission of the other.

20. Governing Law and Jurisdiction

This Heads of Agreement shall be governed by and construed in accordance with the law from time to time applicable in the State of Texas, USA without regard to any provision that shall direct the application of the laws of another jurisdiction. The Parties agree to submit to the exclusive jurisdiction of the courts of Travis County, Texas and the courts which hear appeals therefrom.

In Witness Whereof the parties have signed this Heads of Agreement:

Signed by Clontarf Energy Plc in the accordance with its constituent documents:	) ) ) )
Signature of Director		Signature of Director / Company Secretary
Full Name of Director		Full Name of Director / Company Secretary

Signed by NEXT-ChemX Corporation in the accordance with its constituent documents:	) ) ) )
Signature of Director Benton H Wilcoxon		Signature of Director John Michael Johnson
Full Name of Director		Full Name of Director

ANNEXURE A – SUMMARY OF THE NCX DLE TECHNOLOGY

The NCX DLE Technology is an Ion Extraction Technology that uses the very high surface area of special hollow fibre membranes to achieve very effective extraction rates of ions existing in low concentrations in liquids. The NCX DLE Technology does not use high pressure or high temperature or electrolysis, and is a continuous process. The NCX DLE Technology is believed by NCX to be a radical new commercial approach to extraction technique using a novel technology.

NCX DLE Technology does not rely on osmotic process, sophisticated filtration techniques or electrolysis, the NCX DLE Technology instead mimics nature’s biophysical processes. The system uses certain natural principals to induce ions from solution to cross the membrane barrier in a manner that uses a similar process as that harnessed naturally by mammal organisms to remove certain wastes from a donor liquid without physically mixing with an acceptor liquid.  It has been configured to achieve the same result with lithium. As a result, NCX DLE Technology is effective and efficient without using high pressures, high temperatures, or electrolysis. In contrast to existing methods, NCX DLE Technology uses very little energy, does not disrupt the balance of the natural water cycle through wide scale evaporation and only extracts what is targeted and generates much less waste.

At present, NCX has proven the NCX DLE Technology’s ability to extract ions from a liquid solution at ambient temperatures and pressures even where ions exist in very low concentrations.

The NCX DLE Technology has been proven in the laboratory in bench testing system and is able to extract Lithium occurring in small concentrations from laboratory prepared solutions. Although the system has not been used to test specific brines from potential customers, we have now designed a pilot plant to test large volumes of customer’s brines. Since each brine has a significantly different concentration of lithium as well as other ions in much greater concentration, it is necessary to test at least 1,000 liters of each specific brine at a time. Potential customers are now asked to send approximately 20 tons of their brine so that a full test could be completed on their specific brine to allow a customized NCX DLE commercial system to be assembled and placed on their site for field testing.

The NCX DLE Technology intellectual property protection strategy is undertaken by a third party, Navitas Intellectual Property Group LLC of Denver, Colorado and is managed overall by Michael D. McIntosh and David F. Dockery, both highly specialized chemical processing and material science patent attorneys.

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